January 13, 2023


Via U.S. Mail

Timothy Ray Howard II
c/o 7381 La Tijera Boulevard, Unit 45864
Los Angeles, California 90045-7036


                      Re:     Timothy Ray Howard II WHFIT
                              File No. 811-23423

Dear Timothy Ray Howard II:

        On September 30, 2021 you filed an Amended Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940
(   1940 Act   ). In that filing, you note that you are concurrently filing a registration statement
pursuant to Section 8(b) of the 1940 Act but the registration statement was not included with the filing nor was it later filed.

        As such, your current filing is materially deficient. Consequently, we believe you should either deregister the company or amend the filing to provide substantive and accurate responses to the Form N-8A item requirements. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of
Form N-8A.

       As a result of these deficiencies, you should not deem yourself a
registered    investment
company. We do not believe investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter.

If you have any questions, you may contact our office at (202) 551-6921.

                                                 Sincerely,


                                                 Disclosure Review and
Accounting Office